SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

VisionChina Media Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share

(Title of Class of Securities)

92833U 10 31

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Common Share.

CUSIP NO. 92833U 10 3	Schedule 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Milestone Capital Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6,708,408 Common Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 6,708,408 Common Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,708,408 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 92833U 10 3	Schedule 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Milestone China Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6,708,408 Common Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 6,708,408 Common Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,708,408 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 92833U 10 3	Schedule 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Milestone Mobile TV Media Holdings I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,130,590 Common Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 3,130,590 Common Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,590 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 92833U 10 3	Schedule 13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Milestone Mobile TV Media Holdings II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,130,590 Common Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 3,130,590 Common Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,590 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 92833U 10 3	Schedule 13G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Milestone Mobile TV Media Holdings III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 447,228 Common Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 447,228 Common Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,228 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 92833U 10 3	Schedule 13G	Page 7 of 9 Pages

ITEM 1	(a).	NAME OF ISSUER:

VisionChina Media Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1/F Block No.7 Champs Elysees Nongyuan Road, Futian District Shenzhen 518040 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) Milestone Capital Partners Limited, (b) Milestone China Opportunities Fund II, L.P., (c) Milestone Mobile TV Media Holdings I Limited, (d) Milestone Mobile TV Media Holdings II Limited and (e) Milestone Mobile TV Media Holdings III Limited. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Milestone Capital Partners Limited:

PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

For Milestone China Opportunities Fund II, L.P.:

PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

For Milestone Mobile TV Media Holdings I Limited:

P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola British Virgin Islands

For Milestone Mobile TV Media Holdings II Limited:

P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola British Virgin Islands

For Milestone Mobile TV Media Holdings III Limited:

P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola British Virgin Islands

ITEM 2	(c).	CITIZENSHIP:

Milestone Capital Partners Limited is a Cayman Islands corporation.

Milestone China Opportunities Fund II, L.P. is a Cayman Islands limited partnership.

Milestone Mobile TV Media Holdings I Limited is a British Virgin Islands corporation.

Milestone Mobile TV Media Holdings II Limited is a British Virgin Islands corporation.

Milestone Mobile TV Media Holdings III Limited is a British Virgin Islands corporation.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2	(e).	CUSIP NUMBER:

92833U 10 3

ITEM 3.		STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP NO. 92833U 10 3	Schedule 13G	Page 8 of 9 Pages

ITEM 4.	OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Milestone Capital Partners Limited	6,708,408	9.8%	6,708,408	—	6,708,408	—
Milestone China Opportunities Fund II, L.P.	6,708,408	9.8%	6,708,408	—	6,708,408	—
Milestone Mobile TV Media Holdings I Limited	3,130,590	4.6%	3,130,590	—	3,130,590	—
Milestone Mobile TV Media Holdings II Limited	3,130,590	4.6%	3,130,590	—	3,130,590	—
Milestone Mobile TV Media Holdings III Limited	447,228	0.7%	447,228	—	447,228	—

Milestone Mobile TV Media Holdings I Limited Milestone, Mobile TV Media Holdings II Limited Milestone and Mobile TV Media Holdings III Limited collectively hold 6,708,408 Common Shares of the Issuer. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited. Milestone China Opportunities Fund II, L.P. and Milestone Capital Partners Limited may be deemed to be the beneficial owner of the 6,708,408 Common Shares of the Issuer owned by Milestone Mobile TV Media Holdings I Limited Milestone, Mobile TV Media Holdings II Limited Milestone and Mobile TV Media Holdings III Limited. Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited, Milestone Mobile TV Media Holdings III Limited, Milestone China Opportunities Fund II, L.P. and Milestone Capital Partners Limited may also be deemed to be a group for the Common Shares as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Common Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 92833U 10 3	Schedule 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Milestone Capital Partners Limited

By:	/s/ James Ngai
Name:	James Ngai, representing Cherianne Limited
Title:	Corporate Director

Milestone China Opportunities Fund II, L.P.

/s/ Yunli Lou
Name:	Yunli Lou
Title:	Authorized Signatory

Milestone Mobile TV Media Holdings I Limited

/s/ Yunli Lou
Name:	Yunli Lou
Title:	Director

Milestone Mobile TV Media Holdings II Limited

/s/ Yunli Lou
Name:	Yunli Lou
Title:	Director

Milestone Mobile TV Media Holdings III Limited

/s/ Yunli Lou
Name:	Yunli Lou
Title:	Director